December 13, 2016

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Guaranty Bancorp

Registration Statement on Form S-3

File No. 333-214947

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:30 P.M., Eastern Time, on Thursday, December 15, 2016, or as soon thereafter as is practicable.

Very truly yours,

Guaranty Bancorp

By:	/s/ Christopher G. Treece
Name: Christopher G. Treece
Title: Executive Vice President, Chief Financial Officer and Secretary